Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2007

Ms. Lynne Hohlfeld
Chief Financial Officer
Opexa Therapeutics, Inc.
2635 North Crescent Ridge Drive
The Woodlands, TX 77381

Re: Opexa Therapeutics, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2006
      File No. 001-33004

Dear Ms. Hohlfeld:

We have reviewed your August 2, 2007 response to our July 11, 2007 letter and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4 – Intangible Assets, page F-34

1.   We acknowledge your response to prior comment one. You state that the license acquired from the University of Chicago "may be useful" in developing new technologies and the Shanghai Institute for Biological Sciences license "may provide" future alternative use for other diseases. In addition, you state that the patents and licenses acquired from Opexa Pharmaceuticals "could be of use" in other autoimmune diseases. Based on these statements and your response to prior comment two, it appears that the assets acquired for use in research and

development could not be used in the alternative manner in the condition in which it existed at the acquisition date. That is, the use of the asset acquired was contingent on future development of the asset after the acquisition date. If true, it appears that you should revise your financial statements and disclosures to charge the cost of these intangibles to research and development expense in accordance with paragraph 11 (c) of SFAS 2 and FIN 4. If you continue to believe that the assets acquired had alternative future uses, please demonstrate to us that:

a. It was reasonably expected at the acquisition date that you will use the asset acquired in the alternative manner and you anticipate economic benefits from that alternative use and,

b. Your use of the asset acquired was not contingent on future development of the asset subsequent to the acquisition date.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant